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                             May 5, 2022

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed April 22,
2022
                                                            File No. 333-259012

       Dear Mr. Xia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-1

       Cover Page

   1. Please revise the 11th or 12th paragraph of the prospectus cover page and in the summary risk factors and risk
factors sections to state that, to the extent cash or assets in the business is in the PRC
or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to
fund operations or for other use outside of the PRC or Hong Kong due to interventions in
or the imposition of restrictions and limitations on the ability of you or your
subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide
cross-references to these other discussions.
 Lei Xia
ICZOOM Group Inc.
May 5, 2022
Page 2
2. Discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
3. Where you state that there were no cash flows between ICZOOM Cayman, Pai Ming
         Shenzhen, and your other subsidiaries, aside from those listed, please clarify if the term
         "cash flows" includes all dividends, transfers and distributions. Please also disclose any transfers, dividends, or distributions that have been made to date between such entities and any investors. Your current disclosure speaks only to U.S. investors.
4. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries or investors, summarize the policies on the prospectus cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary.
Permission Required from the PRC Authorities for the Company's Operation and to Issue Our
Class A Ordinary Shares to Foreign Investors, page 10

5. Please refer to the first paragraph. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
6. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
Commitments and contingencies, page 113

7. The maturity date of the borrowings from Huaxia Bank of January 20, 2020 appears to be in error since it is prior to the date of the borrowings reflected in the table which are as of
         December 31, 2021 and is inconsistent with the maturity date of January 10, 2022 disclosed in Note 10 on page F-27. Please advise or revise as appropriate.
Taxation, page 196

8. We note your disclosure in the Legal Matters section on page 212 and in the exhibit index
FirstName LastNameLei Xia
       that Messina Madrid Law P.A. is acting as the U.S. tax counsel to you in connection with
Comapany    NameICZOOM
       this offering. Please Group Inc.introductory paragraph accordingly. In this regard, we revise the
May 5,note
        2022the references
              Page  2      to Robinson & Cole, LLP with respect to U.S. tax
matters.
FirstName LastName
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
May  5, 2022NameICZOOM Group Inc.
May 5,
Page 3 2022 Page 3
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services